EXHIBIT 99.1
Second Quarter Report
Three and Six Months Ended June 30, 2021
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the three and six months ended June 30, 2021. The condensed consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company,” “Sphere 3D,” “we,” “our,” “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars.
This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements are based on information currently available to us and on estimates and assumptions made by us regarding, among other things, general economic conditions, in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Many factors could cause actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, but not limited to: the inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market; the limited operating history of Sphere 3D; the impact of competition; the investment in technological innovation; any defects in components or design of Sphere 3D’s products; the retention or maintenance of key personnel; the possibility of significant fluctuations in operating results; the ability of Sphere 3D to maintain business relationships; financial, political or economic conditions; financing risks; future acquisitions; the ability of Sphere 3D to protect its intellectual property; third party intellectual property rights; volatility in the market price for the common shares of the Company; compliance by Sphere 3D with financial reporting and other requirements as a public company; conflicts of interests; future sales of common shares by Sphere 3D’s directors, officers and other shareholders; dilution and future sales of common shares. For more information on these risks, you should refer to the Company’s filings with the securities regulatory authorities, including the Company’s most recently filed Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In evaluating such statements, we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements.

Overview
Sphere 3D was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.” Sphere 3D provides solutions for stand-alone storage and technologies that converge the traditional silos of compute, storage and network into one integrated hyper-converged or converged solution. We provide enterprise storage management solutions, and the ability to connect to public cloud services such as Microsoft Azure for additional delivery options and hybrid cloud capabilities. Our integrated solutions include a patented portfolio for operating systems for storage, proprietary virtual desktop orchestration software, and proprietary application container software. Our software, combined with commodity x86 servers, or purpose-built appliances, deliver solutions designed to provide application mobility, security, data integrity and simplified management. These solutions can be deployed through a public, private or hybrid cloud and are delivered through a global reseller network and professional services organization. We have a portfolio of brands including SnapServer®, HVE ConneXions (“HVE”) and UCX ConneXions (“UCX”), dedicated to helping customers achieve their IT goals.
Beginning in 2021, the Company has begun to sponsor special purpose acquisition companies (“SPACs”). The Company is currently sponsoring two SPACs through the Company’s wholly owned subsidiaries, Minority Equality Opportunities Acquisition Sponsor, LLC, and Sustainable Earth Acquisition Opportunities Sponsor LLC. The SPAC, Minority Equality Opportunities Acquisition Inc.’s purpose is to focus initially on transactions with companies that are minority owned owned businesses, and the SPAC, Sustainable Earth Acquisition Inc.’s purpose is to focus initially on transactions with companies and/or assets that help reduce the effects of climate change and global warming with a focus on products or services that improve operational performance, productivity, or efficiency while reducing energy consumption, waste, or environmental pollution.
Merger Agreement
On June 3, 2021, the Company entered into an Agreement and Plan of Merger with Gryphon Digital Mining, Inc. (“Gryphon”), a privately held company in the cryptocurrency space dedicated to helping bring digital assets onto the clean energy grid. Its Bitcoin mining operation has a zero-carbon footprint and Gryphon's long-term strategy is to be the first vertically integrated crypto miner with a wholly owned, one hundred percent renewable energy supply. Upon completion of the merger, the Company will change its name to Gryphon Digital Mining, Inc.
As consideration for the merger transaction, the Company expects to issue 111,000,000 common shares to the shareholders of Gryphon, subject to adjustment, such that on closing, the Sphere 3D shareholders are projected to own approximately 23% of the Company and Gryphon shareholders will own the remaining 77%, on a fully-diluted basis. The merger is expected to close in the fourth quarter of 2021, subject to the approval of the stockholders of each company, as well as other closing conditions, including the registration statement for the merger shares to be issued being declared effective by the Securities and Exchange Commission, and the Company's pending merger listing being approved by the Nasdaq, SEC and other applicable regulatory bodies. Upon a successful closing of the merger, and all regulatory approvals, the Company will continue to trade on the NASDAQ. The transaction has been approved by the board of directors of both companies. PGP Capital Advisors, LLC acted as financial advisor and has provided a fairness opinion in support of the transaction to the board of directors of Sphere 3D. The closing of the merger agreement is subject to customary closing conditions for a transaction of this nature and may be terminated by the parties under certain circumstances.

Terminated Merger Agreement
On July 14, 2020, the Company entered into a definitive merger agreement (the “Rainmaker Merger Agreement”) pursuant to which it planned to acquire all of the outstanding securities of Rainmaker Worldwide Inc. (“Rainmaker”), a global Water-as-a-Service provider. The Company’s business model would have focused on Water-as-a-Service and Rainmaker management would have assumed leadership of the combined entity. On February 12, 2021, the Rainmaker Merger Agreement was terminated as the Company was unable to obtain all necessary regulatory approvals relating to the proposed transaction prior to the agreed date of January 31, 2021. No break-fee or termination costs were paid by either party.
Second Quarter of 2021 and Recent Key Events Include:
~~•~~On August 9, 2021, FBC Holdings requested the conversion of the remaining outstanding Series B Preferred Shares and the Company issued 510,548 common shares of the Company to FBC Holdings.
•On August 6, 2021, FBC Holdings sold 5,343,778 Series B Preferred Shares of the Company that they held to two investors. The investors immediately requested conversion of the Series B Preferred Shares and the Company issued 2,128,994 common shares of the Company effective August 6, 2021.
•On July 31, 2021,the Company entered into an agreement (the “Hertford Agreement”) with Hertford Advisors Ltd. (“Hertford”), a privately held company that provides turnkey mining solutions, to provide a six-month exclusive right to assume all of Hertford’s rights to a number of bitcoin mining agreements (the “Bitcoin Agreements”) and the right to complete negotiations to secure a long-term contract for 200,000 square foot crypto mining facility (the “Mining Facility Agreement”). The Company has assumed and executed the first Bitcoin Agreement directly with the manufacturer, for the purchase of up to 60,000 new bitcoin mining machines, with deliveries to commence in November 2021 and continue over the course of the next ten months. In exchange for the assignment of the Bitcoin Agreements and the Mining Facility Agreement, for which the Company has the right, but not the obligation, to complete, and subject to receipt of all necessary regulatory approvals and execution of definitive agreements, the Company will issue to Hertford common shares, as well as shares of a new series of preferred shares of the Company, based upon the achievement of certain milestones. On August 12, 2021, the Company issued 4,500,000 common shares with a fair value of $17.6 million to Hertford in satisfaction of assignment of the Bitcoin Agreements and the Mining Facility Agreement to the Company. Additional consideration will be granted as other key milestones are achieved. The common shares issued by the Company are subject to lock up and leak out agreements for a period of two years, with the initial release starting on the six months anniversary of the Hertford Agreement.
•On July 13, 2021, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series G Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. Each shareholder of the Series G Preferred Shares, may, at any time, convert all or any part of the Series G Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company. Each Series G Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 80% of the average of the three lowest volume weighted average price of the common stock during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.75; however, in no event shall the conversion price be lower than $1.00 per share. The Series G Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly.

•On July 12, 2021, the Company entered into and closed on a Securities Purchase Agreement with two institutional investors (the “Purchasers”), for the issuance of an aggregate of $10.0 million worth of Series G Convertible Preferred Shares of the Company (the “Series G Preferred Shares”), and the issuance to the Purchasers of an aggregate of 2,000,000 warrants to purchase common shares of the Company, which such warrants have a term of three years, and an exercise price of $4.00 per share (the “Warrant”). Until the Company obtains the approval of its shareholders to do so, (i) the Series G Preferred Shares can only be converted into a maximum of 4,400,000 common shares and (ii) the Warrant may not be exercised.
•On July 6, 2021, the Company entered into a Secured Promissory Note with Gryphon Digital Mining Inc. (the “Gryphon Note”), pursuant to which the Company loaned Gryphon the principal amount of $2.7 million. The Gryphon Note is secured by certain assets of Gryphon and bears interest at the rate of 9.5% per annum. The principal and interest accrue monthly and are due and payable monthly commencing September 30, 2021, and continuing until and including August 31, 2024.
•During the second quarter of 2021, the Company issued 2,108,620 common shares of the Company to Westworld for the conversion of 2,399 Series E Preferred Shares.
•During the second quarter of 2021, the Oasis Convertible Promissory Note was converted and the Company issued 468,225 common shares to Oasis in full satisfaction of the outstanding debt.
•In June 2021, the Company paid in full the $1.1 million OMM secured promissory note.
~~•~~In June 2021, PPP Funds with a principal amount of $667,400 were forgiven by the lender and the Company recorded a gain on forgiveness of liabilities which is included in other income (expense), net.
•In May 2021, the Company completed the closing of its underwritten public offering of 5,600,000 common shares at a price to the public of $1.25 per share. Maxim Group LLC (“Maxim”) acted as sole book-running manager in connection with the offering. The Company granted to Maxim a 45-day option to purchase up to an additional 700,000 common shares, at the public offering price less underwriting discounts and commissions, of which Maxim has exercised its option to purchase the additional common shares. In addition, the Company issued Maxim 224,000 warrants to purchase up to 224,000 common shares at a purchase price of $1.375. Net proceeds after deducting underwriting discounts, commissions and other offering expenses were approximately $6.8 million, inclusive of the over-allotment.
•In May 2021, the Company entered into a settlement and termination agreement with Torrington, and as full and final settlement of all amounts owing under the February 13, 2020 Business Advisory Agreement, whether fixed, contingent or otherwise, the Company issued to Torrington, as a one-time payment, share certificates representing 600,000 unregistered common shares of the Company.
•In April 2021, Minority Equality Opportunities Acquisition Sponsor, LLC (“MEOA Sponsor”), a wholly owned subsidiary of the Company, entered into a promissory note with MEOA for up to $300,000 with outstanding principal payable by MEOA to MEOA Sponsor on the earlier of (i) September 1, 2021 or (ii) the date MEOA consummates an initial public offering of its securities. No interest accrues on the unpaid principal balance. At June 30, 2021, the outstanding note receivable balance was $35,000.

Results of Operations
The following table sets forth certain financial data as a percentage of revenue:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	56.3	50.4	55.2	52.4
Gross profit	43.7	49.6	44.8	47.6
Operating expenses:
Sales and marketing	45.5	26.0	38.8	28.2
Research and development	30.1	38.6	27.6	35.9
General and administrative	364.3	205.6	241.1	148.1
	439.9	270.2	307.5	212.2
Loss from operations	(396.2)	(220.6)	(262.7)	(164.6)
Interest expense	(0.7)	(21.7)	(28.0)	(10.7)
Other (expense) income, net	74.6	24.4	4.3	15.1
Loss before income taxes	(322.3)	(217.9)	(286.4)	(160.2)
Provision for income taxes	—	0.3	—	0.2
Net loss	(322.3)	(218.2)	(286.4)	(160.4)
Dividends on preferred shares	18.9	—	19.7	—
Net loss available to common shareholders	(341.2)%	(218.2)%	(306.1)%	(160.4)%
The Second Quarter of 2021 Compared with the Second Quarter of 2020
Revenue
We had revenue of $0.9 million during both the second quarter of 2021 and 2020. Revenue primarily consists of service revenue for the second quarter of 2021 and 2020.
Gross Profit
Gross profit and margin were as follows (in thousands, unless otherwise noted):

	Three Months Ended June 30,
	2021	2020	Change
Gross profit	$391	$442	(11.5)%
Gross margin	43.7%	49.6%	(11.9)%
Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $0.4 million and $0.2 million the second quarter of 2021 and 2020. The increase of $0.2 million was primarily due to an increase in share-based compensation expense.
Research and Development Expense
Research and development expenses were $0.3 million for both the second quarter of 2021 and 2020.

General and Administrative Expense
General and administrative expenses were $3.3 million and $1.8 million for the second quarter of 2021 and 2020, respectively. The increase of $1.5 million was primarily due to increases of $0.7 million of costs for public relations, $0.4 million of costs related to our pending merger with Gryphon, $0.2 million of additional directors’ fees related to the retirement of a board of directors member and the addition of a new board member, and $0.1 million of outside contractor fees primarily related to business advisory services.
Interest Expense
Interest expense was $6,000 and $0.2 million for the second quarter of 2021 and 2020, respectively. The decrease in interest expense was primarily related to the Oasis debt conversion to equity in April 2021. In the second quarter of 2021, the Company’s debt balance decreased by $2.6 million in the aggregate.
Other Expense (Income), net
Other income (expense) was $0.7 million and $0.2 million of income, net for the second quarter of 2021 and 2020, respectively. The second quarter of 2021 income, net, primarily related to a gain on the forgiveness of PPP Funds, including accrued interest. The second quarter of 2020 of income, net, primarily related to revaluation of subscription agreements and insurance proceeds related to legal fees.
The First Six Months of 2021 Compared with the First Six Months of 2020
Revenue
We had revenue of $1.8 million during the first six months of 2021 compared to $1.9 million during the first six months of 2020. The $0.1 million decrease in revenue is primarily a result of a $0.5 million decrease of sales units for disk systems from all product lines offset by a $0.4 million increase in service revenue.
Gross Profit
Gross profit and margin were as follows (in thousands, unless otherwise noted):

	Six Months Ended June 30,
	2021	2020	Change
Gross profit	$822	$905	(9.2)%
Gross margin	44.8%	47.6%	(5.9)%
Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $0.7 million and $0.5 million for the first six months of 2021 and 2020, respectively. The increase of $0.2 million was primarily due to an increase in share-based compensation expense.
Research and Development Expense
Research and development expenses were $0.5 million and $0.7 million for the first six months of 2021 and 2020, respectively. The decrease of $0.2 million was primarily due to a decrease in employee and related expenses associated with a lower average headcount.

General and Administrative Expense
General and administrative expenses were $4.4 million and $2.8 million for the first six months of 2021 and 2020, respectively. The increase of $1.6 million was primarily due to increases of $0.8 million of costs for public relations, $0.4 million in outside contractor fees related to business advisory services, $0.3 million of costs related to our pending merger with Gryphon, and $0.2 million of additional directors fees related to the retirement of a board of directors member and the addition of a new board member.
Interest Expense
Interest expense was $0.5 million and $0.2 million for the first six months of 2021 and 2020, respectively. The increase in interest expense was primarily related to debt costs related to our Oasis debt.
Other Expense (Income), net
Other income (expense) was $0.1 million and $0.3 million of income, net for the first six months of 2021 and 2020, respectively. The first six months of 2021 income, net, primarily related to a gain on the forgiveness of PPP Funds of $0.7 million, including accrued interest offset by a penalty fee related to the Series E Preferred for the failure to file a timely registration statement required under the Westworld Securities Purchase Agreement. The first six months of 2020 of income, net, primarily related to revaluation of subscription agreements and insurance proceeds related to legal fees.
Liquidity and Capital Resources
We have recurring losses from operations. Our primary source of cash flow is generated from service revenue and sales of our disk automation systems. We have financed our operations through proceeds from our $11.0 million equity purchase agreement with Oasis Capital LLC (“Oasis”), private and public sales of equity securities and with borrowings under debt agreements. At June 30, 2021, we had cash of $4.6 million compared to cash of $0.5 million at December 31, 2020. As of June 30, 2021, we had working capital of $3.0 million reflecting an increase of $4.2 million in current assets and a decrease in current liabilities of $2.5 million. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows as we work to maintain and increase our sales volume, and maintain operational efficiencies.
In May 2021, the Company completed the closing of its underwritten public offering of 5,600,000 common shares at a price to the public of $1.25 per share. In addition, the Company granted to Maxim Group LLC a 45-day option to purchase up to an additional 700,000 common shares, at the public offering price less underwriting discounts and commissions, of which Maxim Group LLC has exercised its option to purchase an additional 700,000 common shares. Net proceeds after deducting underwriting discounts, commissions and other offering expenses were approximately $6.8 million, inclusive of the over-allotment. Maxim Group LLC acted as sole book-running manager in connection with the offering.
On May 15, 2020, the Company entered into an equity purchase agreement and registration rights agreement with Oasis, to purchase from the Company up to $11.0 million common shares of the Company. Under the purchase agreement, the Company has the right to sell up to $11.0 million of its common shares to Oasis over a 36-month period. The Company will control the timing and amount of any sales to Oasis, and Oasis is obligated to make purchases in accordance with the purchase agreement, upon certain terms and conditions being met. The purchase agreement, which contains a floor price of $1.74 per common share, as amended on January 4, 2021, allows the Company to fund its needs in a more expedient and cost-effective manner, on the pricing terms set forth in the purchase agreement. The equity line is designed to provide capital to the Company as it is required. During the six months ended June 30, 2021, the Company issued 630,000 common shares to Oasis for gross proceeds of $1.3 million under the terms and conditions of the equity purchase agreement. At June 30, 2021, the Company has issued from inception to date, in the aggregate, $1.7 million worth of common shares of the Company under the equity purchase agreement.

Management has projected that cash on hand and use of equity purchase agreement may not be sufficient to allow the Company to continue operations beyond February 28, 2022 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.
Significant changes from the Company’s current forecasts, including but not limited to: (i) failure to comply with the terms and financial covenants in its debt facilities; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable; and (vi) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.
As of June 30, 2021, our outstanding debt balance, including accrued interest, was as follows (in thousands):

	Maturity Date	Interest Rate	Amount Outstanding
Paycheck Protection Program (PPP) Small Business Administration Loan	2/3/2026	1.0%	$448
Line of credit	8/31/2021	6.5%	$26
All debt and credit facilities are denominated in U.S. dollars. Our line of credit facility contains standard borrowing conditions and can be recalled by the lenders if certain conditions are not met.
On August 10, 2021, the Company submitted the PPP Loan forgiveness application, which is pending approval by the Lender. In accordance with the terms and conditions of the Flexibility Act, the Lender has 60 days from receipt of the completed application to issue a decision to the Small Business Administration (“SBA”). If the Lender determines that the borrower is entitled to forgiveness of some or all of the amount applied for under the statue and applicable regulations, the Lender must request payment from the SBA at the time the Lender issues its decision to the SBA. The SBA will, subject to any SBA review of the loan or loan application, remit the appropriate forgiveness amount to the Lender, plus any interest accrued through the date of payment, not later than 90 days after the Lender issues its decision to the SBA. Although the Company believes it is probable that the PPP Loan will be forgiven, the Company cannot currently provide any objective assurance that it will obtain forgiveness in whole or in part.

The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities (in thousands):

	Six Months Ended June 30,
	2021	2020
Net cash used in operating activities	$(3,894)	$(1,090)
Net cash used in investing activities	$(60)	$—
Net cash provided by financing activities	$8,078	$1,315
The use of cash during the first six months of 2021 was primarily a result of our net loss of $5.3 million, offset by $1.0 million in non-cash items, which included a penalty fee on our Series E Preferred Shares, gain on extinguishment of debt, amortization of debt issuance costs, share-based compensation expense, and amortization of intangible assets.
During the first six months of 2021, we received $8.2 million from the issuance of common shares, $0.4 million in proceeds from debt, $1.1 million proceeds from warrants exercised, offset by payments on debt of $1.1 million, net payments for the Company’s line of credit of $0.4 million and payment of preferred dividends of $0.2 million. During the first six months of 2020, we received approximately $0.7 million in proceeds from PPP funds and $0.6 million in proceeds from issuance of convertible debt.
Off-Balance Sheet Information
During the ordinary course of business, we may provide standby letters of credit to third parties as required for certain transactions initiated by us. As of June 30, 2021, we had no standby letters of credit outstanding.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.
We believe our critical accounting policies and estimates are those related to other indefinite-lived intangible assets, goodwill and intangible assets, research and development costs, revenue recognition, inventory valuation, warranty costs, legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our consolidated financial statements are reviewed regularly by management. We believe certain of our accounting policies are critical to understanding our financial position and results of operations. There have been no significant changes to our critical accounting judgments, policies and estimates as described in our Annual Report on Form 20-F for the year ended December 31, 2020.
Recent Accounting Pronouncements
See Note 2 - Significant Accounting Policies to our condensed consolidated financial statements for information about recent accounting pronouncements.

Controls and Procedures
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) or 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to give reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis as of the end of the period covered by this report.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the six months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Risk Factors.
An investment in our Company involves a high degree of risk. In addition to the risk factors and other information included or incorporated by reference to this report, you should carefully consider each of the risk factors described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the risks actually occur, our business and financial results could be harmed and the trading price of our common shares could decline.
Risks Related to our Business
Failure to complete the Gryphon Merger (the “Merger”) could negatively impact our business, financial condition, results of operations or stock price.
Completion of the Merger is conditioned upon the satisfaction of certain closing conditions, including the approval of the Merger Proposal by our shareholders, as set forth in the Merger Agreement. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived. If the Merger is not consummated for these or any other reason, our ongoing business may be adversely affected and will be subject to a number of risks and consequences, including the following:
•we may be required, under certain circumstances, to pay Gryphon a termination fee of $5 million;
•we will be required to pay a portion of the substantial fees and expenses that it incurred related to the Merger, such as legal, accounting, printing and fees and expenses of other professionals retained in connection with the Merger, even if the Merger is not completed and, except in certain circumstances, we may not be able to recover such fees and expenses from Gryphon;
•under the Merger Agreement, we are subject to certain restrictions on the conduct of its business prior to completing the Merger, which restrictions could adversely affect its ability to realize certain of its business strategies, including its ability to enter into additional acquisitions or other strategic transactions;
•matters relating to the Merger may require substantial commitments of time and resources by our management, which could otherwise have been devoted to other opportunities that may have been beneficial to us;
•the market price of our common shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;
•we may experience negative reactions to the termination of the Merger from customers, clients, business partners, lenders and employees; and

•we would not realize any of the anticipated benefits of having completed the Merger.
If the special purpose acquisition company (“SPAC”) that we sponsor does not complete an initial business combination, our entire investment may be lost (other than with respect to public shares we may acquire in the SPAC).
We have wholly-owned subsidiaries that sponsor special purposes acquisition companies. As part of such sponsorship, we purchase certain founder shares of such SPAC. The founder shares, and any additional securities we purchase in the SPAC, will be worthless if we do not complete an initial business combination. The personal and financial interests of our officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination.
Risks Related to our Debt and Credit Facilities and our Liquidity
Our cash and other sources of liquidity may not be sufficient to fund our operations beyond February 28, 2022. If we raise additional funding through sales of equity or equity-based securities, your shares will be diluted. If we need additional funding for operations and we are unable to raise it, we may be forced to liquidate assets and/or curtail or cease operations or seek bankruptcy protection or be subject to an involuntary bankruptcy petition.
Management has projected that cash on hand and use of the equity purchase agreement may not be sufficient to allow the Company to continue operations beyond February 28, 2022 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.
If we raise additional funds by selling additional shares of our capital stock, or securities convertible into shares of our capital stock, the ownership interest of our existing shareholders will be diluted. The amount of dilution could be increased by the issuance of warrants or securities with other dilutive characteristics, such as anti-dilution clauses or price resets.
We urge you to review the additional information about our liquidity and capital resources in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this report. If our business ceases to continue as a going concern due to lack of available capital or otherwise, it could have a material adverse effect on our business, results of operations, financial position, and liquidity.
Risks Related to Our Public Company Status and Our Common Shares
Sales of common shares issuable upon exercise of outstanding warrants, the conversion of outstanding preferred shares, or the effectiveness of our registration statement may cause the market price of our common shares to decline. Currently outstanding preferred shares could adversely affect the rights of the holders of common shares.
As of June 30, 2021, we have in the aggregate 6,858,079 Preferred Shares outstanding. The conversion of the outstanding Preferred Shares will result in substantial dilution to our common shareholders. Pursuant to our articles of amalgamation, our Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock.

Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series B Preferred Shares, each preferred share (i) is convertible into our common shares, at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per share of common stock prior to the date the conversion notice is provided, subject to a conversion price floor of $0.80, (ii) fixed, preferential, cumulative cash dividends at the rate of 8% of the Series B Preferred Shares subscription price per year, and (iii) carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends. On July 14, 2020, the Company entered into a lock-up agreement (the "Lock-up Agreement") with FBC Holdings with respect to the 6,500,000 Series B Preferred Shares of the Company owned by FBC Holdings. Pursuant to the terms of the Lock-up Agreement, FBC Holdings has agreed that for the period of time between (a) July 14, 2020 and (b) the earlier to occur of (i) April 30, 2021 and (ii) the date that is 180 days after a Change of Control (as defined in the Lock-up Agreement), it will not without the prior written consent of the Company convert any of the Series B Preferred Shares into common shares of the Company.
Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series D Preferred Shares, each preferred share is convertible at the option of the holder thereof, into that number of our common shares determined by dividing the stated value of such share of Series D Preferred Stock (which is $0.65) by the conversion price. The initial conversion price, which is also $0.65, shall be adjusted in the event that we (i) pay a stock dividend or otherwise make a distribution or distributions payable in our common share, (ii) subdivide our outstanding common shares into a larger number of shares, (iii) combine (including by way of a reverse stock split) our outstanding common shares into a small number of shares, or (iv) issue, in the event of a reclassification of our common shares, any of our capital shares. Each shareholder of the Series D Preferred Shares, may, at any time, convert all or any part of the Series D Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company. During the first half of 2021, the Company converted 895,000 Series D Preferred Shares and issued 895,000 common shares of the Company.
Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series E Preferred Shares, each preferred share is convertible at the option of the holder thereof. The shareholder of the Series E Preferred Shares, may, at any time, convert all or any Series E Preferred Shares provided that the common shares issuable upon such conversion, together with all other common shares of the Company held by the shareholder in the aggregate, would not cause such shareholder’s ownership of the Company’s common shares to exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company. Each Series E Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 70% of the average of the three lowest volume weighted average prices of the common shares during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.00; however, in no event shall the conversion price be lower than $1.00 per share. The Series E Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly. During the first half of 2021, the Company converted 2,699 Series E Preferred shares and issued 4,641,418 common shares of the Company.
Additionally, as of June 30, 2021 the Company has warrants outstanding for the purchase of up to 1,519,564 common shares having a weighted-average exercise price of $3.30 per share. The sale of our common shares upon exercise of our outstanding warrants, the conversion of the preferred shares into common shares, or the sale of a significant amount of the common shares issued or issuable upon exercise of the warrants in the open market, or the perception that these sales may occur, could cause the market price of our common shares to decline or become highly volatile.